Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

PRESENTED IN CANADIAN DOLLARS

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2020 $	December 31, 2019 $

Assets

Current assets
Cash	110,402,232	19,222,195
Trade and other receivables (note 3)	6,325,986	4,058,136
Investment tax credits receivable	-	240,000
Inventory (note 4)	6,590,909	4,764,458
Prepaid expenses and deposits	124,397	1,335,620
Total current assets	123,443,524	29,620,409

Property and equipment (note 5)	799,184	684,718
Intangible assets (note 6)	2,226,886	3,128,820
Right-of-use assets (note 7)	1,916,734	2,199,381
Goodwill	3,409,165	3,409,165

Total assets	131,795,493	39,042,493

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,401,240	3,933,114
Deferred revenue	565,991	654,763
Long-term debt (note 8)	-	5,144,461
Warranty provision	205,077	134,956
Other liabilities (note 9)	104,848	286,858
Derivative financial instrument (note 8)	496,843	254,769
Lease liabilities (note 10)	388,723	258,685
Income taxes payable	241,797	15,763
Total current liabilities	4,404,519	10,683,369

Long-term debt (note 8)	-	6,719,924
Deferred revenue	1,006,379	829,784
Warranty provision	28,509	19,005
Lease liabilities (note 10)	1,841,771	2,125,873

Total liabilities	7,281,178	20,377,955

Shareholders’ Equity

Share capital (note 11)	257,999,788	130,266,880
Contributed surplus	16,511,270	19,580,338
Accumulated other comprehensive gain/(loss)	160,265	(117,188)
Deficit	(150,157,008)	(131,065,492)

Total Shareholders’ Equity	124,514,315	18,664,538

Total Liabilities and Shareholders’ Equity	131,795,493	39,042,493

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Unaudited)

	Three months ended September 30, 2020 $	Three months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Nine months ended September 30, 2019 $

Revenue
Products	2,464,563	528,578	4,953,903	2,342,199
Services	381,647	153,646	734,795	389,922
Pay per procedure	134,500	-	273,453	-
	2,980,710	682,224	5,962,151	2,732,121
Cost of sales (note 13)	1,018,635	395,001	2,829,635	1,172,423
Gross profit	1,962,075	287,223	3,132,516	1,559,698

Operating Expenses (note 13)
Research and development	4,749,673	3,424,585	9,972,757	9,288,686
General and administrative	2,481,281	2,054,099	7,809,595	5,154,535
Selling and distribution	1,580,456	873,761	4,210,273	1,499,285
Total operating expenses	8,811,410	6,352,445	21,992,625	15,942,506

Operating Loss	6,849,335	6,065,222	18,860,109	14,382,808

Net finance (income)/costs (note 14)	1,043,987	164,982	(328,100)	564,216

Loss before income taxes	7,893,322	6,230,204	18,532,009	14,947,024

Income taxes	242,972	39,700	559,507	93,700

Net loss for the period	8,136,294	6,269,904	19,091,516	15,040,724

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax of $nil (2019 - $nil)	118,064	(49,193)	277,453	(107,425)
Net loss and comprehensive loss for the period	8,254,358	6,220,711	19,368,969	14,933,299

Loss per share (note 15)
Basic and diluted net loss per share	0.43	0.57	1.16	1.39

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $

Balance – January 1, 2019	10,805,494	120,932,404	16,756,294	(28,703)	(110,873,242)	26,786,753

Net loss for the period	-	-	-	-	(15,040,724)	(15,040,724)
Cumulative translation adjustment – net of tax of $nil	-	-	-	(107,425)	-	(107,425)
Exercise of share options	1,800	10,080	(4,681)	-	-	5,399
Issuance of units from offering (note 11)	1,045,455	9,452,607	1,151,881	-	-	10,604,488
Share-based compensation (note 12)	-	-	1,050,583	-	-	1,050,583
Balance – September 30, 2019	11,852,749	130,395,091	18,954,077	(136,128)	(125,913,966)	(23,299,074)

Balance – January 1, 2020	11,852,749	130,266,880	19,580,338	(117,188)	(131,065,492)	18,664,538

Net loss for the period	-	-	-	-	(19,091,516)	(19,091,516)
Cumulative translation adjustment – net of tax of $nil	-	-	-	277,453	-	277,453
Exercise of share options	152,384	2,610,703	(1,028,136)	-	-	1,582,567
Exercise of warrants	1,055,094	19,732,963	(4,844,078)	-	-	14,888,885
Issuance of common shares from offering (note 11)	6,564,914	105,389,242	-	-	-	105,389,242
Share-based compensation (note 12)	-	-	2,803,146	-	-	2,803,146
Balance – September 30, 2020	19,625,141	257,999,788	16,511,270	160,265	(150,157,008)	124,514,315

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30, 2020 $	Nine months ended September 30, 2019 $

Operating activities
Net loss for the period	(19,091,516)	(15,040,724)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	333,269	365,604
Amortization of intangible assets (note 6)	901,934	846,329
Depreciation of right-of-use assets (note 7)	306,548	305,389
Share-based compensation (note 12)	2,803,146	1,050,583
Interest and accretion expense (note 14)	727,886	1,028,680
Deferred revenue	87,823	349,229
Change in fair value of derivative financial instrument (note 8)	242,074	124,881
Change in fair value of contingent consideration (note 9)	51,712	(371,561)
Foreign exchange on cash	(345,200)	-
Changes in non-cash working capital balances
Investment tax credits receivable	240,000	240,000
Trade and other receivables	(2,267,850)	1,211,476
Prepaid expenses and deposits	1,211,223	(189,742)
Inventory	(2,251,280)	(18,986)
Accounts payable and accrued liabilities	(1,286,992)	(1,223,625)
Provisions	79,625	(1,209,347)
Income taxes payable	226,034	(297,353)
Net cash flow used in operating activities	(18,031,564)	(12,829,167)

Investing activities
Purchase of intangible assets	-	(250,000)
Total cash used in investing activities	-	(250,000)

Financing activities
Issuance of common shares (note 11)	113,950,328	11,500,001
Transaction costs paid (note 11)	(8,561,086)	(895,513)
Payment of other liabilities (note 9)	(233,722)	(16,203)
Payment of long-term debt and interest (note 8)	(12,497,993)	(735,717)
Proceeds from share options exercised (note 12)	1,582,567	5,399
Proceeds from warrants exercised (note 11)	14,888,885	-
Payment of lease liabilities (note 10)	(262,578)	(238,684)
Total cash from financing activities	108,866,401	9,619,283

Net change in cash during the period	90,834,837	(3,459,884)
Foreign exchange on cash	345,200	-
Cash – Beginning of period	19,222,195	30,687,183
Cash – End of period	110,402,232	27,227,299

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019, which were prepared in accordance with IFRS.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 5, 2020.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument and other liabilities which are measured at fair value

The accounting policies adopted are consistent with those of the previous financial year with the exception of new revenue recognition and share-based compensation accounting policies as outlined below in relation to the lease of medical devices and a long-term incentive plan.

Pay per procedure

The company generates revenue from the lease of medical devices and the sale of certain consumable goods. Customers are charged a fixed fee per use of the medical device, called a pay per procedure charge, which is charged each time a procedure is completed. Per use fees are recognized within pay per procedure revenue on the interim condensed consolidated statements of loss and comprehensive loss. The use of the medical device also requires the customer to purchase a consumable. The consumable is considered a non-lease component and is therefore recognized when control transfers to the customer. Consumable sales are recognized within product revenue on the interim condensed consolidated statements of loss and comprehensive loss. The consideration received is allocated between lease and non-lease components based on their stand-alone selling prices.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

Share-based compensation

The Company has a long-term incentive plan (LTIP) that was approved on May 20, 2020. For each Restricted Share Unit (RSU) or Deferred Share Unit (DSU) granted under the long-term incentive plan, the Company recognizes an expense equal to the market value of a Profound common share at the date of grant based on the number of RSUs and DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for share-based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Share-based compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs or DSUs that are expected to vest and, for RSUs or DSUs anticipated to be cash settled, changes in the market value of Profound common shares. The effect of these changes is recognized in the period of the change. Vested RSUs and DSUs are settled either in Profound common shares or in cash or a combination thereof at the discretion of the Company.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. It is too soon to gauge the impacts of the current outbreak, given the many unknowns related to COVID-19 including the duration and severity of the outbreak. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

From an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, are also adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which has had an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO and Sonalleve technology, support clinical customers with the TULSA-PRO procedures and increase the utilization of the systems and disposable components.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO and Sonalleve systems and the disposable components related to the TULSA-PRO system. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new TULSA-PRO user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new TULSA-PRO and Sonalleve user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

In addition, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which Profound operates, could continue to negatively impact stock markets, including the trading price of the Common Shares, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	September 30, 2020 $	December 31, 2019 $

Trade receivables	5,471,775	2,588,470
Interest receivable	-	32,287
Tax receivables	674,092	1,108,340
Other receivables	180,119	329,039
Total trade and other receivables	6,325,986	4,058,136

Amounts past due represent trade receivables past due based on the customer’s contractual terms. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At September 30, 2020 there was $752,632 past due but not impaired compared to December 31, 2019, whereby no trade receivables were past due.

4	Inventory

	September 30, 2020 $	December 31, 2019 $

Finished goods	3,180,628	2,384,704
Raw materials	3,418,983	2,403,652
Inventory provision	(8,702)	(23,898)
Total inventory	6,590,909	4,764,458

During the three and nine months ended September 30, 2020, $929,508 and $2,699,391 (three and nine months ended September 30, 2019, $377,997 and $1,104,399, respectively) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $239,779 and $15,196 during the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 – decrease of $5,845 and $23,687).

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

5	Property and equipment

Equipment under lease is depreciated on a straight-line basis over a period of two years.

Property and equipment consist of the following:

	Furniture and fittings $	Research and manufacturing equipment $	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2020
Cost	235,169	1,386,692	718,742	-	2,340,603
Accumulated depreciation	(176,922)	(1,227,445)	(251,518)	-	(1,655,885)
Net book value	58,247	159,247	467,224	-	684,718

Nine months ended September 30, 2020
Opening net book value	58,247	159,247	467,224	-	684,718
Addition	-	-	-	424,829	424,829
Foreign exchange	-	22,906	-	-	22,906
Depreciation	(40,151)	(182,153)	(51,961)	(59,004)	(333,269)
Closing net book value	18,096	-	415,263	365,825	799,184

At September 30, 2020
Cost	235,169	1,386,692	718,742	424,829	2,765,432
Accumulated depreciation	(217,073)	(1,386,692)	(303,479)	(59,004)	(1,966,248)
Net book value	18,096	-	415,263	365,825	799,184

6	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2020
Cost	300,000	257,254	4,489,295	883,140	5,929,689
Accumulated amortization	(33,802)	(170,390)	(2,169,826)	(426,851)	(2,800,869)
Net book value	266,198	86,864	2,319,469	456,289	3,128,820

Nine months ended September 30, 2020
Opening net book value	266,198	86,864	2,319,469	456,289	3,128,820
Amortization	(20,781)	(75,288)	(673,394)	(132,471)	(901,934)
Closing net book value	245,417	11,576	1,646,075	323,818	2,226,886

As at September 30, 2020
Cost	300,000	257,254	4,489,295	883,140	5,929,689
Accumulated amortization	(54,583)	(245,678)	(2,843,220)	(559,322)	(3,702,803)
Net book value	245,417	11,576	1,646,075	323,818	2,226,886

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

7	Right-of-use assets

Leased premises $

As at January 1, 2020
Cost	2,616,773
Accumulated depreciation	(417,392)
Net book value	2,199,381

Nine months ended September 30, 2020
Opening net book value	2,199,381
Foreign exchange	23,901
Depreciation	(306,548)
Closing net book value	1,916,734

As at September 30, 2020
Cost	2,616,773
Accumulated depreciation	(700,039)
Net book value	1,916,734

The Company leases office premises in Mississauga, Canada and Vantaa, Finland. These lease agreements are typically entered into for four to ten-year periods.

8	Long-term debt

A summary of the long-term debt is as follows:

	September 30, 2020 $	December 31, 2019 $

CIBC loan	-	11,864,385
Less: Current portion	-	5,144,461
Long-term portion	-	6,719,924

On July 30, 2018, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of $12,500,000 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. All obligations of the Company under the term loan agreement were guaranteed by current and future subsidiaries of the Company and included security of first priority interests in the assets of the Company and its subsidiaries. On February 4, 2020, the full outstanding amount of the CIBC loan at that date, plus accrued interest, was repaid for a total payment of $12,041,032.

	September 30, 2020 $	December 31, 2019 $

Balance - Beginning of period	11,864,385	11,955,245
Interest and accretion expense	633,608	1,240,911
Scheduled and final repayments	(12,497,993)	(1,331,771)
Balance - End of period	-	11,864,385
Less: Current portion	-	5,144,461
Long-term portion	-	6,719,924

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

In connection with this term loan agreement on July 31, 2018, the Company also issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of $9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within finance costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants as at September 30, 2020 and December 31, 2019 was $496,843 and $254,769, respectively. The variables used to determine the fair values are as follows:

	September 30, 2020	December 31, 2019

Share price	$23.42	$14.75
Volatility	63%	54%
Expected life of warrants	2.8 years	3.6 years
Risk free interest rate	0.23%	1.68%
Dividend yield	-	-

9	Other liabilities

Contingent consideration $

As at January 1, 2020	286,858
Amounts paid	(233,722)
Change in fair value (note 14)	51,712
As at September 30, 2020	104,848
Less: Current portion	104,848
Long-term portion	-

Contingent consideration

On July 31, 2017, the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR-HIFU business (Sonalleve). The agreement includes certain contingent consideration payments payable monthly in euro tied to future revenue levels of the Sonalleve business summarized as follows:

•	5% of revenue between the date of acquisition and December 31, 2017;

•	6% of revenue during the year ending December 31, 2018;

•	7% of revenue during the years ending December 31, 2019 and 2020; and

•	if total revenues are in excess of a defined amount from the date of acquisition to December 31, 2020, then the Company will be required to pay 7% of revenue from the date of acquisition to December 31, 2019.

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

The contingent consideration is classified as a Level 3 financial liability within the fair value hierarchy given its fair value is estimated using the discounted value of estimated future payments. The key assumptions in valuing the contingent consideration include: estimated projected net sales; the likelihood of certain levels being reached; and a discount rate of 15%.

10	Lease liabilities

	September 30, 2020 $	December 31, 2019 $

As at January 1	2,384,558	2,587,727
Repayments	(262,578)	(318,245)
Foreign exchange	14,236	(17,391)
Interest expense (note 14)	94,278	132,467
Balance - End of period	2,230,494	2,384,558
Less: Current portion	388,723	258,685
Long-term portion	1,841,771	2,125,873

11	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	September 30, 2020 $	December 31, 2019 $

19,625,141 (December 31, 2019 – 11,852,749) common shares	257,999,788	130,266,880

On January 27, 2020, the Company closed an offering, resulting in the issuance of 3,392,500 common shares at a price of US$11.65, for gross proceeds of US$39,522,625 ($47,946,651, net of transaction costs).

On July 21, 2020, the Company closed an offering, resulting in the issuance of 3,172,414 common shares at a price of US$14.50, for gross proceeds of US$46,000,003 ($57,442,591, net of transaction costs).

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price $	Weighted average remaining contractual life (years)

Balance - January 1, 2020	2,779,898	14.20	2.49
Exercised	(1,055,094)	14.11	1.16
Balance - September 30, 2020	1,724,804	14.23	2.09

12	Share-based payments

Options

Compensation expense related to share options for the three and nine months ended September 30, 2020 was $1,306,931 and $2,795,198, respectively (three and nine months ended September 30, 2019 - $594,156 and $1,050,583, respectively).

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price $

Balance - January 1, 2020	1,109,943	10.51
Granted	580,855	17.31
Exercised	(152,384)	10.39
Forfeited/expired	(13,613)	10.64
Balance - September 30, 2020	1,524,801	13.11

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. Due to the absence of Company-specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry.

	March 12, 2020	May 20, 2020	June 8, 2020	August 17, 2020

Exercise price	$15.15	$17.44	$16.87	$20.39
Expected volatility	82%	84%	84%	83%
Expected life of options	6 years	6 years	6 years	6 years
Risk-free interest rate	0.60%	0.46%	0.58%	0.48%
Dividend yield	-	-	-	-
Number of share options issued	16,550	481,405	80,000	2,900

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

The following table summarizes information about the share options outstanding as at September 30, 2020:

Exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.40	11,300	2.13	11,300
6.00	3,300	8.14	1,100
8.50	29,291	7.13	20,660
9.10	10,300	8.62	3,429
9.20	476,190	8.63	157,906
9.30	50,000	7.90	26,046
9.70	4,950	6.57	4,950
9.90	2,300	7.49	1,433
10.20	9,900	7.71	7,700
11.00	58,409	6.20	47,238
11.23	81,500	9.14	-
11.90	51,300	7.64	29,927
13.50	8,300	5.86	8,300
14.60	93,406	5.89	93,406
15.00	55,800	4.91	55,800
15.15	16,550	9.45	-
16.87	80,000	9.69	-
17.44	479,605	9.64	-
20.39	2,400	9.88	-
	1,524,801	8.48	469,195

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and nine months ended September 30, 2020 was $5,409 and $7,948, respectively (three and nine months ended September 30, 2019 - $nil and $nil, respectively).

A summary of the RSUs changes during the period are set forth below:

Number of RSUs

Balance - January 1, 2020	-
Granted	3,917
Forfeited	(200)
Balance - September 30, 2020	3,717

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

13	Nature of expenses

	Three months ended September 30, 2020 $	Three months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Nine months ended September 30, 2019 $

Production and manufacturing costs	890,492	261,922	2,169,656	726,399
Salaries and benefits	3,249,857	2,373,144	9,108,140	7,385,320
Consulting fees	831,799	1,584,146	3,387,368	3,881,911
Research and development expense	2,381,020	1,019,344	2,820,014	2,116,129
Sales and marketing expenses (recovery)	160,019	183,651	533,178	(513,304)
Amortization and depreciation	515,988	491,678	1,541,751	1,517,706
Share-based compensation	1,312,340	594,155	2,803,146	1,050,582
Rent	52,965	77,836	214,817	293,969
Software/Hardware	161,991	53,998	524,993	186,250
Insurance	430,090	23,458	1,292,523	79,192
Other expenses	(156,516)	84,114	426,674	390,775
	9,830,045	6,747,446	24,822,260	17,114,929

Salaries and benefits are net of government assistance of $nil and $504,297 for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $nil).

Research and development expenses are net of reimbursements of $106,581 and $246,625 for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $nil).

14	Finance costs/(income)

	Three months ended September 30, 2020 $	Three months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Nine months ended September 30, 2019 $

CIBC loan (note 8)	-	316,534	633,608	934,093
Change in fair value of contingent consideration (note 9)	40,132	(162,650)	51,712	(371,561)
Change in fair value of derivative financial instrument (note 8)	9,608	70,661	242,074	124,881
Lease liability interest expense (note 10)	31,020	30,888	94,278	98,037
Royalty interest accretion recovery	-	-	-	(3,450)
Interest income	(310,621)	(104,631)	(629,291)	(357,302)
Foreign exchange (gain) loss	1,273,848	14,180	(720,481)	139,518
	1,043,987	164,982	(328,100)	564,216

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk, primarily the US dollar and Euro. Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency. The risk is measured through a forecast of highly probable US dollar and Euro expenditures. The Company’s financial instruments denominated in foreign currencies are shown below in Canadian dollars.

				September 30, 2020
	US dollars $	Euro $	Canadian dollars $	Total $

Cash	88,293,786	1,527,395	20,581,051	110,402,232
Trade and other receivables	4,331,472	1,751,800	242,714	6,325,986
Accounts payable and accrued liabilities	(101,304)	(1,564,492)	(735,444)	(2,401,240)
Other liabilities	-	(104,848)	-	(104,848)
Lease liabilities	-	(150,852)	(2,079,642)	(2,230,494)

As at September 30, 2020, if foreign exchange rates had been 5% higher, with all other variables held constant, loss before income taxes would have been $4,699,148 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company does not use derivatives to reduce exposure to foreign currency risk.

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended September 30, 2020 $	Three months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Nine months ended September 30, 2019 $

Net loss for the period	$8,136,294	$6,269,904	$19,091,516	$15,040,724
Weighted average number of common shares	18,708,547	10,922,179	16,485,795	10,844,613
Basic and diluted loss per share	$0.43	$0.57	$1.16	$1.39

Of the 1,524,801 (September 30, 2019 – 1,027,743) share options, 3,717 (September 30, 2019 – nil) RSUs and 1,724,804 (September 30, 2019 – 2,779,899) warrants not included in the calculation of diluted loss per share for the period ended September 30, 2020, 2,193,999 (September 30, 2019 – 3,128,215) were exercisable.

(11)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended September 30, 2020 $	Three months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Nine months ended September 30, 2019 $

Salaries and employee benefits	285,018	315,258	1,526,848	1,012,106
Directors’ fees	34,437	29,375	94,622	104,375
Share-based compensation	636,701	426,849	1,604,649	799,019
	956,156	771,482	3,226,119	1,915,500

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease. The Company is managed geographically in Canada, USA, Germany and Finland.

For the three-months ended September 30, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Revenue
Product	2,147,807	-	316,756	-	2,464,563
Services	12,608	-	369,039	-	381,647
Pay per procedure	134,500	-	-	-	134,500
	2,294,915	-	685,795	-	2,980,710
Cost of sales	367,489	-	651,146	-	1,018,635
Gross profit	1,927,426	-	34,649	-	1,962,075

Operating expenses
Research and development	2,541,593	212,764	-	1,995,316	4,749,673
General and administrative	2,216,018	204,980	-	60,283	2,481,281
Selling and distribution	678,495	470,258	431,417	286	1,580,456
Total operating expenses	5,436,106	888,002	431,417	2,055,885	8,811,410

Operating loss	3,508,680	888,002	396,768	2,055,885	6,849,335
Net finance costs					1,043,987
Loss for the period before income taxes					7,893,322

(12)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

For the nine-months ended September 30, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Revenue
Product	3,335,331	-	1,618,572	-	4,953,903
Services	99,573	-	635,222	-	734,795
Pay per procedure	273,453	-	-	-	273,453
	3,708,357	-	2,253,794	-	5,962,151
Cost of sales	939,391	-	1,890,244	-	2,829,635
Gross profit	2,768,966	-	363,550	-	3,132,516

Operating expenses
Research and development	7,274,008	609,805	-	2,088,944	9,972,757
General and administrative	6,504,252	1,069,955	-	235,388	7,809,595
Selling and distribution	1,802,394	1,064,979	1,341,844	1,056	4,210,273
Total operating expenses	15,580,654	2,744,739	1,341,844	2,325,388	21,992,625

Operating loss	12,811,688	2,744,739	978,294	2,325,388	18,860,109
Net finance income					(328,100)
Loss for the period before income taxes					18,532,009

For the three-month period ended September 30, 2019:

	Canada $	Germany $	Finland $	Total $

Revenue
Product	41,646	486,932	-	528,578
Services	66,954	86,692	-	153,646
	108,600	573,624	-	682,224
Cost of sales	31,400	363,601	-	395,001
Gross profit	77,200	210,023	-	287,223

Operating expenses
Research and development	2,688,549	-	736,036	3,424,585
General and administrative	1,940,752	-	113,347	2,054,099
Selling and distribution	467,463	388,848	17,450	873,761
Total operating expense	5,096,764	388,848	866,833	6,352,445

Operating loss	5,019,564	178,825	866,833	6,065,222
Net finance costs				164,982
Loss for the period before income taxes				6,230,204

(13)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2020

For the nine-month period ended September 30, 2019:

	Canada $	Germany $	Finland $	Total $

Revenue
Product	1,330,777	1,011,422	-	2,342,199
Services	98,722	291,200	-	389,922
	1,429,499	1,302,622	-	2,732,121
Cost of sales	246,540	925,883	-	1,172,423
Gross profit	1,182,959	376,739	-	1,559,698

Operating expenses
Research and development	7,132,765	-	2,155,921	9,288,686
General and administrative	4,849,163	-	305,372	5,154,535
Selling and distribution	134,872	1,178,297	186,116	1,499,285
Total operating expense	12,116,800	1,178,297	2,647,409	15,942,506

Operating loss	10,933,841	801,558	2,647,409	14,382,808
Net finance costs				564,216
Loss for the period before income taxes				14,947,024

Other financial information by segment as at September 30, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Total assets	126,013,383	261,406	2,022,064	3,498,640	131,795,493
Goodwill and intangible assets	5,636,051	-	-	-	5,636,051
Property and equipment	799,184	-	-	-	799,184
Right-of-use assets	1,760,360	-	-	156,374	1,916,734
Amortization of intangible assets	901,934	-	-	-	901,934
Depreciation of property and equipment	191,284	-	-	141,985	333,269
Depreciation of right-of-use assets	220,045	-	-	86,503	306,548

Other financial information by segment as at December 31, 2019:

	Canada $	Germany $	Finland $	Total $

Total assets	34,894,056	1,056,759	3,091,678	39,042,493
Goodwill and intangible assets	6,537,985	-	-	6,537,985
Property and equipment	565,638	-	119,080	684,718
Right-of-use assets	1,980,405	-	218,976	2,199,381
Amortization of intangible assets	1,134,741	-	-	1,134,741
Depreciation of property and equipment	231,657	267	240,761	472,685
Depreciation of right-of-use assets	293,393	-	113,004	406,397

(14)